Filed by Griffin Capital Essential Asset REIT, Inc.
(Commission File No. 000-55605) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cole Office & Industrial REIT (CCIT II), Inc.
(Commission File No. 000-55436)

Griffin Capital Essential Asset REIT, Inc. and Cole Office & Industrial REIT (CCIT II), Inc. issued the following joint press release on November 2, 2020.

Cole Office & Industrial REIT (CCIT II), Inc.
FOR IMMEDIATE RELEASE

Griffin Capital Essential Asset REIT, Inc.
and Cole Office & Industrial REIT (CCIT II), Inc. to Merge
Merger would result in a $5.8 billion diversified, office and industrial net-lease REIT benefiting stockholders of both companies
El Segundo, Calif. and Phoenix, AZ (November 2, 2020) – Griffin Capital Essential Asset REIT, Inc. (“GCEAR”) and Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”) announced today they have entered into a definitive merger agreement whereby GCEAR would acquire CCIT II for approximately $1.2 billion in a stock-for-stock transaction. The merger would combine similar portfolios of single-tenant, office and industrial properties with long-term, net leases to high-quality corporate tenants. The combined company (“Combined Company”) will have the following characteristics:1
•125 properties totaling 31 million square feet consisting of 86 percent office properties and 14 percent industrial properties
•Total asset value of $5.8 billion
•90 percent leased with a 7.4 year weighted average lease term
•58 percent investment grade rated tenants
On August 30, 2020 CCIT II entered into a definitive merger agreement with CIM Real Estate Finance Trust, Inc. (“CMFT”) whereby, pursuant to the merger agreement, CCIT II had a “go-shop” period during which the special committee of its Board of Directors had the right to solicit alternative acquisition proposals from third parties. CCIT II exercised its right to terminate the merger agreement with CMFT and accepted a superior proposal from GCEAR.
GCEAR’s Chief Executive Officer, Michael Escalante, stated, “When presented with the opportunity to acquire CCIT II, we immediately recognized the benefits of a potential combination and we are pleased that the CCIT II Board concurred. The merger provides a compelling strategic opportunity to both stockholder groups by joining two very similar property portfolios, while reducing overall operating costs and thereby increasing combined operating cash flows.”
GCEAR’s management believes the merger has the following strategic benefits:
•High-Quality, Complementary Portfolios: GCEAR and CCIT II have similar investment strategies; both portfolios consist of high-quality office and industrial properties with long-term net leases to creditworthy tenants and contractual rent escalations that generate durable and predictable net cash flows.
•Market Leading Platform: The Combined Company will be one of the largest publicly registered office and industrial net-lease REITs, with a favorable investment grade tenancy when compared to publicly listed peers. GCEAR and CCIT II have collected nearly 100 percent2 of contractual rent due from their respective tenants since the onset of the pandemic versus the net-lease REIT average of 82 percent3 which demonstrates the strength and resilience of the combined tenant base.
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•Increased Scale and Diversification: The Combined Company will have total assets of $5.8 billion,4 comprised of 125 properties totaling 31 million square feet. The portfolio will be significantly diversified across tenants, tenant industries and geographic locations with no one tenant comprising more than 3.3 percent of total 12-month forward net rents as of June 30, 2020.
•Internalized Management with a Strong Track Record: GCEAR is internally managed by an experienced and proven team that specializes in net-leased office and industrial properties.
•Cost Savings: Economies of scale combined with GCEAR’s internal management structure are expected to result in annual cost savings of $10 million. Total G&A for the Combined Company is expected to be 0.66 percent of total asset value, which compares favorably to listed REIT peers.
•Enhanced Liquidity and Access to Capital: Upon the closing of the transaction, the Combined Company will have an unsecured asset base of $3.7 billion and no debt maturing until 2023. In addition, the Combined Company’s larger scale is expected to facilitate better access and pricing in institutional debt and equity capital markets.
Transaction Terms
In exchange for each share of CCIT II common stock, CCIT II stockholders will receive 1.392 shares of GCEAR Class E common stock.
Based on GCEAR’s latest reported NAV as of June 30, 2020, the exchange ratio implies a transaction price of $12.33 per CCIT II share, before transaction expenses.
On a pro forma basis, immediately following the closing of the merger, current CCIT II stockholders will own approximately 26.4 percent of the Combined Company and current GCEAR stockholders will own approximately 73.6 percent of the Combined Company.
Using the exchange ratio of 1.392x, based on GCEAR’s existing distribution policy, CCIT II stockholders would receive an equivalent implied annualized distribution of $0.49 for each CCIT II share currently held.
The closing of the transaction is subject to the satisfaction of customary conditions, including the approval of CCIT II stockholders. The transaction is expected to close in the first quarter of 2021.
Advisors
Goldman Sachs & Co. LLC is the lead financial advisor to GCEAR; BofA Securities, Inc. also serves as a financial advisor to GCEAR. Truist Securities is the lead financial advisor to the Special Committee of the Board of Directors of CCIT II; The CenterCap Group, LLC also serves as a financial advisor to the Special Committee of the Board of Directors of CCIT II. Hogan Lovells US LLP is the legal advisor to GCEAR. Latham & Watkins LLP and Ballard Spahr LLP are legal advisors to the Special Committee of the Board of Directors of CCIT II.
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About Griffin Capital Essential Asset REIT, Inc.
Griffin Capital Essential Asset REIT, Inc. is a self-managed, publicly registered, non-traded real estate investment trust with a portfolio consisting primarily of single-tenant, business essential office and industrial properties throughout the United States, diversified by corporate credit, physical geography, product type and lease duration. As of June 30, 2020, Griffin Capital Essential Asset REIT, Inc.’s portfolio5 consisted of 99 office and industrial properties (122 buildings), totaling 27.0 million rentable square feet, located in 25 states, representing a total enterprise value of approximately $4.5 billion.
Additional information is available at www.gcear.com
About Cole Office & Industrial REIT (CCIT II), Inc.
CCIT II is a publicly registered, non-traded real estate investment trust with a portfolio consisting primarily of single-tenant, net-leased office and industrial properties and is managed by an affiliate of CIM Group, a Los Angeles, California-based real estate and infrastructure owner, operator, lender and developer. As of June 30, 2020, CCIT II’s portfolio consisted of 25 office properties and one industrial property, totaling 3.9 million square feet, located in 12 states and representing a total enterprise value of approximately $1.1 billion.
ADDITIONAL INFORMATION ABOUT THE MERGER
In connection with the proposed merger, GCEAR intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCIT II and will also constitute a prospectus of GCEAR. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCIT II. In connection with the proposed merger, GCEAR and CCIT II also plan to file relevant materials with the SEC. STOCKHOLDERS OF CCIT II ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to CCIT II’s stockholders. Investors may obtain a copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by GCEAR and CCIT II free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by GCEAR with the SEC will be available free of charge on GCEAR’s website at http://www.gcear.com or by contacting GCEAR’s Investor Services at (888) 926-2688, as they become available. Copies of the documents filed by CCIT II with the SEC will be available free of charge on CCIT II’s external advisor’s website, at website at http://www.cimgroup.com or by contacting CCIT II’s Investor Relations at ShareholderRelations@cimgroup.com.
PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER
CCIT II, GCEAR, CIM Group, LLC and CCIT II’s external advisor and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from CCIT II stockholders in respect of the proposed merger among GCEAR, CCIT II and their respective subsidiaries.
Information regarding the directors, executive officers and external advisor of CCIT II is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 30, 2020, as amended on April 27, 2020. Information about directors and executive officers of GCEAR is available in the proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 15, 2020. Other information regarding the participants in the proxy solicitation and a
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description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Stockholders of CCIT II should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from GCEAR or CCIT II using the sources indicated above.
NO OFFER OR SOLICITATION
This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger.
Disclaimer on Forward-Looking Statements
This press release contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning.  Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the companies’ current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; GCEAR can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from GCEAR’s expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of CCIT II; statements about the benefits of the proposed merger involving GCEAR and CCIT II and statements that address operating performance, events or developments that GCEAR expects or anticipates will occur in the future, including but not limited to statements regarding anticipated synergies and G&A savings, future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for stockholders, benefits of the proposed merger to customers, employees, stockholders and other constituents of the Combined Company, the integration of GCEAR and CCIT II, cost savings and the expected timetable for completing the proposed merger, and other non-historical statements; risks related to the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of GCEAR and CCIT II and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of GCEAR or CCIT II; and other factors, including those set forth in the section entitled “Risk Factors” in GCEAR’s and
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CCIT II’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by GCEAR and CCIT II with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither GCEAR nor CCIT II undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Investor Services

Griffin Capital Company, LLC
888-926-2688

CCIT II
shareholderrelations@cimgroup.com

Media Contacts

Griffin Capital Company, LLC
Diana Keary
Senior Vice President
Dkeary@griffincapital.com
949-270-9303

Or

Finsbury
Joe Berg
Director
Joe.berg@finsbury.com
310-633-9446

CCIT II
Monica Yamada
Principal
myamada@cimgroup.com

1 Pro-forma as of June 30, 2020. Total real estate value and office and industrial composition are based on appraised values. Leased percentage and weighted average lease term are based on lease square footage. Investment grade concentration is based on 12-month forward rental income and reflects investment grade designations of either tenants, guarantors and/or non-guarantor parents with investment grade or what management believes to be equivalent ratings as provided by Bloomberg.
2 GCEAR figures as of October 31, 2020.
3 Per Green Street Advisors, represents average of Q2 ‘20 rent collections for Green Street’s net-lease coverage universe. Net-lease REITs are defined as publicly traded net-lease REITs tracked by Green Street.
4 Based on GCEAR and CCIT II total asset value as of June 30, 2020, does not take into account effects of the transaction.
5 Excludes property information in any unconsolidated joint ventures.

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